EXHIBIT 23.1

Richardson & Company


550 Howe Avenue, Suite 210
Sacramento, California 95825

Telephone: (916) 564-8727
FAX: (916) 564-8728


CONSENT OF RICHARDSON & COMPANY

We consent to the incorporation by reference in the Registration Statement (Form S-8) (SEC File Number 333-62294) pertaining to the Sonoma Valley Bancorp's 1996 Stock Option Plan as amended in April 1999, the Registration Statement (Form S-8) (SEC File Number 333-88610) pertaining to the Sonoma Valley Bancorp's 2002 Equity Incentive Plan, and the Registration Statement (Form S-8) (SEC File Number 333-145313) pertaining to the Sonoma Valley Bancorp's 2007 Equity Incentive Plan of our report dated March 4, 2008, with respect to the consolidated financial statements of Sonoma Valley Bancorp and Subsidiary included in its Annual Report (Form 10-K) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.

/s/ Richarson & Company
Richardson & Company

Sacramento, California
March 20, 2008